NorthStar Asset Management Group Inc.
399 Park Avenue, 18th Floor
New York, New York 10022

May 21, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Duc Dang, Special Counsel

Re:    NorthStar Asset Management Group Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed April 14, 2014
File No. 001-36301

Dear Mr. Dang:
Set forth below are the responses of NorthStar Asset Management Group Inc. (together with its subsidiaries, the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated May 9, 2014 (the “Letter”), with respect to Amendment No. 1 to the Company’s Registration Statement on Form 10 and the related information statement filed as Exhibit 99.1 thereto (collectively, the “Form 10”) filed on April 14, 2014. Enclosed herewith is a copy of Amendment No. 2 to the Form 10 (the “Amendment”), which has been marked to indicate the changes made to Amendment No. 1 to the Form 10.
For convenience of reference, each Staff comment contained in the Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Letter and is followed by the corresponding response of the Company. Caption references and page numbers included in the Company’s responses refer to the captions and pages contained in the Amendment, unless otherwise indicated. Capitalized terms used herein and not defined herein have the meaning set forth in the Amendment.
Asset Management Strategy, page 2
Comment No. 1
Please also expand the footnote disclosure to reflect that CAD per share was insufficient to trigger the incentive fee, consistent with your disclosure on page 46 in the pro forma footnotes.

Response to Comment No. 1
The Company notes the Staff’s comment and advises the Staff that the Company expanded the asset management strategy section in the Amendment to include the disclosures set forth in the pro forma footnotes on pages 11 and 50.
Unaudited Pro Forma Financial Information
Balance Sheet Footnote 2, page 46
Comment No. 2
Please explain to us how your adjustment for estimated transaction costs is factually supportable.
Response to Comment No. 2
Transaction costs are principally comprised of legal, accounting, tax and other professional services and relocation and start-up costs associated with the spin-off. The Company advises the Staff that transaction costs related to the spin-off are factually supportable because such amounts are based on reliable, documented evidence such as invoices for costs incurred to date and estimates from third parties for additional costs expected to be incurred up until the spin-off. The Company revised footnote 2 to the pro forma balance sheet on page 51 of the Amendment to include such disclosure.
Management’s Discussion and Analysis of Financial Condition, page 47
Comment No. 3
We note your response to comment 6 that substantially all of NorthStar Realty’s employees will become your employees. Please explain to us the difference between the salaries expense and equity based compensation included in your pro forma financial statements and the amount included in NorthStar Realty’s form 10-K.
Response to Comment No. 3
The Company determined that all current employees will be employees of NSAM. Executive officers, employees engaged in NorthStar Realty’s existing loan origination business and certain other employees will be co-employees of NSAM and NorthStar Realty.
In accordance with ASC 718, for purposes of equity based compensation, only one company can be deemed the employer of a worker who provides services for two different employers. With respect to co-employees of NSAM and NorthStar Realty, the Company determined that NSAM shall be deemed the employer. Accordingly, all equity based compensation will be an expense of NSAM. The Company revised footnote 4 to the pro-forma statement of operations on page 50 of the Amendment to include such disclosure.
The Company further advises the Staff that the difference relates to: (i) direct salaries expense of NorthStar Realty for co-employees of NorthStar Realty and NSAM with respect to their employment by NorthStar Realty; and (ii) an allocation of salaries expense of NSAM employees who perform services on behalf of NorthStar Realty. The Company may allocate general and administrative expenses paid by it to NorthStar Realty for an amount not to exceed the following: (i) 20% of the combined total of:  (a) NorthStar Realty’s general and administrative expenses as reported in its consolidated financial statements excluding (1) equity-based compensation expense, (2) non-recurring items, (3) fees payable to the Company under the terms of the management agreement between the Company and NorthStar Realty and (4) any allocation of expenses from the Company (“NorthStar Realty G&A”); and (b) the Company’s general and administrative expenses as reported in the Company’s consolidated financial statements, excluding equity-based compensation expense and adding back any costs or expenses allocated to any Managed Company, less (ii) the NorthStar Realty G&A.
Management’s Discussion and Analysis of Financial Condition Data, page 47
Comment No. 4
We note that there are no provisions of income taxes in your pro forma financial statements. Please revise to discuss the impact of income taxes to shareholders going forward.
Response to Comment No. 4
The Company notes the Staff’s comment and advises the Staff that it added an adjustment related to provision for income taxes in the pro forma statement of operations along with a footnote describing the anticipated impact of income taxes to stockholders in future periods.
Financial Statements, page F-1
General
Comment No. 5
We note your response to our prior comments 8, 9 and 16. We further note your disclosure in footnotes 2 and 3 to your pro forma financial statements that the related adjustments represent estimated costs for employees that would have been employed by NSAM. Please explain to us how you applied the guidance in SAB Topic 1B in determining the costs should not be included in the carve out financial statements of NSAM.
Response to Comment No. 5
The Company notes the Staff’s comment and advises the Staff that it believes the carve out financial statements are consistent with the guidance set forth in SAB Topic 1B which states that historical financial statements should reflect all of the costs of doing business. Historically, NorthStar Realty was an internally managed REIT and NorthStar Realty’s asset management business was solely comprised of managing the Sponsored Companies, owning the broker-dealer and operating the special servicing business. Accordingly, only costs associated with managing such businesses were included in the historical financial statements. Following the spin-off, the Company will incur additional costs associated with managing NorthStar Realty, and therefore, the Company included such costs as a pro forma adjustment.
Combined Statements of Operations, Page F-4
Comment No. 6
We have considered your response to our prior comment 17 and are unable to agree with your analysis. Please revise your financial statements presentation to comply with Rule 5-03 of Regulation S-X.
Response to Comment No. 6
The Company notes the Staff’s comment and advises the Staff that the Company revised its financial statement presentation on page F-4.

* * *

As requested in your letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
If you should have any questions concerning these responses, please contact the undersigned at (212) 547-2605 or Matt Brandwein, Chief Accounting Officer at (212) 547-2675.

Sincerely,

/s/ Debra A. Hess
Debra A. Hess
Chief Financial Officer

cc: Peter McPhun, Staff Accountant, Securities and Exchange Commission
Bob Telewicz, Staff Accountant, Securities and Exchange Commission
Jerard Gibson, Attorney-Advisor, Securities and Exchange Commission
Albert Tylis, NorthStar Realty Finance Corp.
Ronald J. Lieberman, NorthStar Realty Finance Corp.
David M. Burns, Grant Thornton LLP